UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC File Number 001-13726

FORM 12b-25	CUSIP Number 165167107
NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2016

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I – Registrant Information

Full Name of Registrant:	Chesapeake Energy Corporation
Former Name if Applicable:	Not applicable
Address of Principal Executive Office(Street and Number):	6100 North Western Avenue
City, State and Zip Code:	Oklahoma City, Oklahoma 73118
Part II – Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Chesapeake Energy Corporation (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”). As described in the Company’s Current Report on Form 8-K furnished on February 23, 2017 (the “Form 8-K”), the Company expects to report a material weakness in its internal control over financial reporting in the Form 10-K. As a result, additional time is needed for the Company to perform additional testing related to the applicable controls and procedures. The Company intends to file the Form 10-K no later than Monday, March 6, 2017.
Part IV – Other Information
(1)    Name and telephone number of person to contact in regard to this notification

James R. Webb	(405)	848-8000
(Name)	(Area Code)	(Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company expects to report a net loss of $4.399 billion for the year ended December 31, 2016, as compared to a net loss of $14.635 billion for the year ended December 31, 2015. The primary drivers of the net loss were noncash impairments of the carrying value of the Company’s oil and natural gas properties totaling $2.564 billion, largely resulting from decreases in the trailing 12-month average first-day-of-the-month oil and natural gas prices used in the Company’s impairment calculations, Barnett Shale exit costs of approximately $645 million, and unrealized hedging losses of $818 million as prices marginally recovered. The financial information set forth herein consists of unaudited results, which will not be final until the Company files its audited financial statements in its Form 10-K for the fiscal year ended December 31, 2016.

The statements included in this Form 12b-25 regarding our financial performance and results of operations, in each case as expected to be reported, expected filing date of the Form 10-K and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s financial statements, audit and reviews and those described under Risk Factors in our most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission.

CHESAPEAKE ENERGY CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION

Date:	March 2, 2017	By:	/s/ Robert D. Lawler
Robert D. Lawler
President and Chief Executive Officer